Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
Web www.premier-oil.com
Telex 918121
Email Premier@Premier-oil.com

PremierOil

03037760

11th November 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
U.S.A.

PROCESSED
SUPPL
DEC 03 2003
THOMSON FINANCIAL

Dear Sirs

Premier Oil plc (f/k/a Premier Oil Group plc)
Rule 12g3-2(b) Exemption: File No. 82-34723

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press release dated 9th November 2003.

"New Oil & Gas Discovery in Tiof Exploration Well, Offshore Mauritania"

Yours faithfully

Stephen Huddle

Stephen Huddle
Company Secretary

Enc.

dw 12/1

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 24 2003
WASH. D.C.
155

Registered number SC234781 Registered office 4th floor Saltire Court 20 Castle Terrace Edinburgh EH1 2EN

PREMIER OIL PLC
("Premier")

New Oil & Gas Discovery in Tiof Exploration Well, Offshore Mauritania

Woodside Mauritania Pty Ltd, Operator of the Mauritania Area B Joint Venture, issued the following statement earlier today in regard to exploration drilling activities in Mauritania:

Mauritania PSC-B, Chinguetti-4-6 (Tiof) Exploration Well

"Woodside Mauritania Pty Ltd, Operator of the Mauritania Area B Joint Venture, reports that at 0000 hours on 10 November 2003 the acquisition of wireline logs and samples was continuing in the Chinguetti-4-6 (Tiof) exploration well.

Since the last report, the well was drilled to a final total depth of approximately 2870 metres and wireline logging commenced.

Preliminary wireline log results indicate a gross gas column of approximately 48m and a minimum gross oil column of 38m. Data acquisition and analysis operations are continuing.

All reported depths (except water depth) are referenced to the rig rotary table and all reported times are UTC (also known as GMT)."

10 November 2003

ENQUIRIES:

Premier Oil plc **Tel: 020 7730 1111**
Charles Jamieson
John van der Welle

College Hill **Tel: 020 7457 2020**
James Henderson
Phil Wilson-Brown

Background For Editors:

Premier Oil plc is a leading independent oil and gas company with producing interests in the UK, Indonesia, and Pakistan. Exploration and appraisal is ongoing in the UK, Indonesia, West Africa (Mauritania, Guinea Bissau and Gabon) and South Asia (Pakistan and India).

As previously announced on 28 May 2003, Premier has entered into an agreement with Fusion Oil & Gas Ltd regarding its interests in Mauritania. Premier will acquire a 6% share of PSC B (which includes the Chinguetti field) and a 3% share of PSC A from Fusion Oil & Gas on completion of the transaction. Completion will take place separately for each PSC and will occur on Mauritanian government approval of a field development plan for a field in each PSC.

The current partners and interests in Mauritania PSC B are:

Woodside Mauritania Pty Ltd (Operator)	35.0%
AGIP Mauritania BV	35.0%
Hardman Resources Ltd	21.6%
Fusion Mauritania B Limited*	6.0%
Roc Oil (Mauritania) Company	2.4%

The Government of Mauritania has the right to back in to 12% equity in developments producing up to 75,000 barrels of oil per day.

*Premier will take up its 6% share of PSC B from Fusion Oil & Gas on completion of the transaction announced on 28 May 2003.